UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

August 20, 2026

(Date of Report (Date of earliest event reported))

Mode Mobile, Inc.

(Exact name of issuer as specified in its charter)

Delaware (State of incorporation)	47-3902362 (IRS Employer Identification Number)

One East Erie, Suite 525, Chicago, IL 60611	90401
(Address of principal executive offices)	(ZIP Code)

847-999-8739

(Registrant’s telephone number, including area code)

Class AAA Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Merger Agreement

On August 20, 2026 (the “Execution Date”), Mode Mobile, Inc., a Delaware corporation (the “Company”), Merger Sub I Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Company (“First Merger Sub”), JibJab, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of the Company (“Second Merger Sub”), JibJab Catapult CA Inc., a Delaware corporation (“JibJab Catapult”), and Catapult CA QOF, LLC, a Delaware limited liability company, in its capacity as majority shareholder of JibJab Catapult (the “Majority Shareholder,” and together with certain minority shareholders of the JibJab Catapult also party to the agreement, the “Sellers”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

JibJab Catapult (the Target in the Merger Agreement) owns and operates JibJab, the personalized digital greeting card, music video, gif, and photo app and platform.

The closing (the “Closing”) of the transactions contemplated by the Merger Agreement were consummated on the Execution Date.

Pursuant to the Merger Agreement, First Merger Sub merged with and into JibJab Catapult, with JibJab Catapult surviving the merger as a wholly-owned subsidiary of the Company (the “First Merger”), and immediately thereafter the surviving corporation of the First Merger merged with and into Second Merger Sub, with Second Merger Sub surviving as a wholly-owned subsidiary of the Company (the “Second Merger” and, together with the First Merger, the “Mergers”). As a result of the Mergers, JibJab Catapult became an indirect, wholly-owned subsidiary of the Company, operating through Second Merger Sub. The parties intend that the Mergers, taken together, qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and that the Merger Agreement constitute a plan of reorganization for purposes thereof.

Merger Consideration

Pursuant to the Merger Agreement, the outstanding shares of JibJab Catapult’s capital stock held by the Sellers immediately prior to the effective time of the First Merger were cancelled and converted into the right to receive aggregate merger consideration of up to $29,500,000, consisting of (i) $15,500,000 in cash payable at the Closing (the “Closing Cash Consideration”), subject to certain adjustments described below, (ii) 23,076,923 shares of the Company’s Class AAA Common Stock (the “Consideration Shares”), which the parties agreed for purposes of the Merger Agreement had a fair market value of $0.52 per share as of the Closing (approximately $12,000,000 in the aggregate), and (iii) $2,000,000 in cash payable following the Closing, representing the Indemnification Holdback Amount described below.

The Closing Cash Consideration is subject to customary post-closing adjustment if JibJab Catapult’s actual working capital or cash on hand at Closing differed from agreed target levels, on a dollar-for-dollar basis — meaning the Closing Cash Consideration could be increased or decreased depending on JibJab Catapult’s financial condition at Closing (working capital differences within approximately 5% of the target level do not trigger an adjustment). JibJab Catapult was also required to hold at least $4,000,000 of unrestricted cash at Closing. Within 60 days after the Closing, the Company must deliver a statement showing its calculation of any such adjustment, which the Majority Shareholder may review and dispute within 30 days; any unresolved disagreement is decided by an independent accounting firm.

Indemnification Holdback

In addition to the Closing Cash Consideration and the Consideration Shares, $2,000,000 of merger consideration (the “Indemnification Holdback Amount”) is payable following the Closing to secure the indemnification obligations of the Majority Shareholder under the Merger Agreement. The Indemnification Holdback Amount, net of amounts subject to then-pending indemnification claims, is payable in full to the Majority Shareholder within five business days following the date that is twelve months after the Closing.

Representations, Warranties and Indemnification

The Merger Agreement contains representations and warranties of JibJab Catapult and the Majority Shareholder, and of the Company, that are customary for transactions of this type, including with respect to organization and capitalization, authority, tax matters, intellectual property, material contracts, data privacy and compliance with applicable law. Other than certain fundamental representations relating to organization, capitalization, authority, tax matters and affiliate transactions, which survive for six years following the Closing (or, if later, the expiration of the applicable statute of limitations plus 60 days), the representations and warranties of the parties survive for twelve months following the Closing.

The Majority Shareholder has agreed to indemnify the Company and its affiliates for losses arising from breaches of JibJab Catapult’s and the Sellers’ representations, warranties and covenants, from pre-closing liabilities of JibJab Catapult, and from certain tax and transaction expense matters. Claims for breaches of non-fundamental representations and warranties are subject to a $150,000 deductible, following which the Majority Shareholder is liable for losses from the first dollar, and are subject to an aggregate cap of $2,000,000. Claims arising from breaches of fundamental representations and certain other specified matters are capped at the aggregate merger consideration. The Company has agreed to indemnify the Sellers for breaches of its representations, warranties and covenants, subject to a $150,000 deductible and a $1,500,000 cap on claims for non-fundamental representations. Claims based on fraud are not subject to these limitations. Indemnification is the parties’ sole and exclusive remedy for breaches of the Merger Agreement following the Closing, other than claims for fraud or for equitable relief.

Restrictive Covenants

The Majority Shareholder agreed, for a period of three years following the Closing, not to engage in a business competitive with JibJab Catapult’s business, and, for a period of five years following the Closing, not to solicit employees, customers or other business relationships of JibJab Catapult or the Company.

Employment Agreement

In connection with the Closing, the surviving company (i.e. the Second Merger Sub) entered into an employment agreement with one of the minority shareholders that was party to the Merger Agreement, pursuant to which that individual will serve as General Manager of the JibJab business unit of the Company following the Closing.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 6.1 to this Current Report on Form 1-U and is incorporated herein by reference.

EXHIBITS

The following items are filed as exhibits to this Current Report on Form 1-U:

Exhibit Number	Description
Exhibit 6.1	Agreement and Plan of Merger dated August 20, 2026 (JibJab) †

† Portions of the exhibit have been omitted.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this current report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized.

MODE MOBILE, INC.

By:	/s/ Dan Novaes
Title:	Chief Executive Officer
Date:	August 26, 2026